Filed Pursuant to Rule 424(b)(3)

Registration No. 333-217745

Prospectus Supplement No. 2

(To Prospectus dated May 19, 2017)

32,397,132 Shares

Park Hotels & Resorts Inc.

Common Stock

This prospectus supplement (“Prospectus Supplement No. 2”) supplements the prospectus dated May 19, 2017 (the “Prospectus”), which forms a part of our Registration Statement on Form S-11 (Registration No. 333-217745), relating to the offer and sale from time to time of up to 32,397,132 shares of our common stock by the selling stockholders named in the Prospectus. Prospectus Supplement No. 2 is being filed to update and supplement the information in the Prospectus, as supplemented by the prospectus supplement dated June 1, 2017, with information contained in Item 5.02 in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 14, 2017 (the “Current Report”). Accordingly, we have attached the Current Report to this Prospectus Supplement No. 2.

You should read this Prospectus Supplement No. 2 in conjunction with the Prospectus. This Prospectus Supplement No. 2 is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement No. 2 supersedes the information contained in the Prospectus. This Prospectus Supplement No. 2 is not complete without, and may not be utilized except in connection with, the Prospectus.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 13 of the Prospectus to read about factors you should consider before buying shares of common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 14, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 10, 2017

Park Hotels & Resorts Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-37795	36-2058176
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1600 Tysons Boulevard, Suite 1000 McLean, Virginia	22102
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (703) 584-7979

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On June 10, 2017, the Board of Directors (the “Board”) of Park Hotels & Resorts Inc. (the “Company”), upon the recommendation of the Board’s Nominating and Corporate Governance Committee, appointed Mr. Geoffrey Garrett and Mr. Xianyi Mu as members of the Board, each to serve until the Company’s 2017 annual meeting of stockholders and until his successor is duly elected and qualified.

Biographical Information

Mr. Garrett, age 56, currently serves as dean of the Wharton School of Business (“Wharton”) at the University of Pennsylvania. Prior to his appointment as dean of Wharton in 2014, Mr. Garrett served as the dean of the business school at University of New South Wales in Australia from January 2013 until June 2014 and the dean of the business school at the University of Sydney, Australia from January 2013 until December 2013. From 2008 until 2012, Mr. Garrett served as the Founding Chief Executive Officer and a Professor of Political Science at the United States Studies Centre in Sydney, Australia. Prior to that, Mr. Garrett served as President of the Pacific Council of International Policy in Los Angeles from 2005 until 2009 and the dean of the UCLA International Institute from 2001 until 2005. Mr. Garrett previously served as a professor at Oxford University, Stanford University, Yale University and as a member of the faculty in the Management Department at Wharton. Mr. Garrett received a Bachelor of Arts degree with Honors from the Australian National University and a Master of Arts and Doctor of Philosophy degrees from Duke University where he was a Fulbright Scholar.

Mr. Mu, age 35, has served as the Chief Investment Officer of HNA Holding Group Co., Ltd. since December 2016 and served as its Financial Director from March 2016 until December 2016. Prior to that, Mr. Mu served as the President of HNA Investment Group Co., Ltd from 2015 until 2016 and as the Vice President and Chief Financial Officer of HNA Hotel Group Co., Ltd from 2011 until 2014. From 2009 until 2014, Mr. Mu served as the secretary of the board of directors of HNA Group and deputy manager of the research and development department of HNA Capital. Mr. Mu served as a board member of NH Hotel Group SA from 2013 until 2016. Mr. Mu received his law degree from University of Tsinghua in Beijing and a Master’s Degree in Tourist and Hotel Management from Polytechnic University of Hong Kong.

Additional Information

Messrs. Garrett and Mu were appointed as directors pursuant to the previously disclosed stockholder agreement between the Company and HNA Tourism Group Co., Ltd. (“HNA”), effective on March 15, 2017 (the “HNA Stockholder Agreement”). The HNA Stockholder Agreement provides that so long as HNA beneficially owns at least 15% of the Company’s outstanding common stock, HNA is entitled to designate two directors to our Board (one of whom may be affiliated with HNA and the other of whom must be independent under New York Stock Exchange standards) and as long as HNA beneficially owns less than 15% but more than 5% of our outstanding common stock, HNA is entitled to designate one director, in each case meeting the qualifications specified in the HNA Stockholder Agreement. Each of HNA’s director designees must be reasonably satisfactory to our Nominating and Corporate Governance Committee. Based on HNA’s ownership of our common stock on June 10, 2017, HNA was entitled to designate two directors. The appointments of Messrs. Garrett and Mu fill the vacancies that were created by the increase in the size of the Board from nine directors to eleven directors at the time of the effectiveness of the HNA Stockholder Agreement.

The Board determined that Mr. Garrett is an independent director. No determination has been made as to any committees of the Board on which Mr. Garrett may serve. Mr. Mu will not serve on any committees. Except as otherwise disclosed in relation to the HNA Stockholder Agreement, there are no transactions in which Mr. Garrett or Mr. Mu had or will have an interest that require disclosure under Item 404(a) of Regulation S-K.

In connection with his service as a director, Mr. Garrett will receive non-employee director compensation commensurate with the Company’s other non-employee directors, which is described in more detail in the Company’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on June 14, 2017, including a cash retainer of $75,000, an equity award of $125,000 in the form of restricted stock, and additional cash retainer depending on his committee service.

The Company will enter into an indemnification agreement with each of Messrs. Garrett and Mu in substantially the form of the Company’s standard form of indemnification agreement. These agreements require us to indemnify covered individuals to the fullest extent permitted by Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. The foregoing description is not complete and is qualified in its entirety by reference to the full text of the form of indemnification agreement, which was included as Exhibit 10.5 to the Company’s Registration Statement on Form 10 (File No. 0001-37795), filed on November 14, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Park Hotels & Resorts Inc.

Date: June 14, 2017	By:	/s/ Sean M. Dell’Orto
Sean M. Dell’Orto
Executive Vice President, Chief Financial Officer and Treasurer